

15026050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

APR 01 2015

Washington DC
404

SEC FILE NUMBER
8- 66176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Grand Avenue, 28th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John B. Edwards   (213) 830-6229

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____John B. Edwards_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____OCM Investments, LLC_____ , as

of _____December 31,_____ , 20_14_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

                                                    FINOP
                                                    Title

_____   Please see attached Jurat
        Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE FOR JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   )
County of Los Angeles   )

Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2015, by John B. Edwards, proved to me on the basis of satisfactory evidence to be the person who appeared before me.



ALECIA D. TOWNSEND
Commission # 1958744
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2015

_____
Alecia D. Townsend
Notary Public

(Seal of Notary)

Description of Attached Document: SEC Form X-17 A-5 Part III

OCM INVESTMENTS, LLC

CONTENTS



EY
Building a better
working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of OCM Investments, LLC

We have audited the accompanying statement of financial condition of OCM Investments, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCM Investments, LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Supplemental Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young/LLP

March 30, 2015

OCM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	172,271
Prepaid expenses		113,594
Receivable from related party		5,801
Deposits		5,140
Total assets	$	296,806

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	34,800
Member's equity		262,006
Total liabilities and member's equity	$	296,806

OCM INVESTMENTS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2014

Revenues		
Servicing fees from related party	$	319,790
Expenses		
FINRA fees and other licensing charges		137,029
Professional fees		129,624
Taxes and other assessments		18,538
Insurance and other		5,528
Total expenses		290,719
Net income	$	29,071

OCM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2014

Member's equity, beginning of year	$	232,935
Net income		29,071
Member's equity, end of year	$	262,006

OCM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Cash flows from operating activities		
Net income	$	29,071
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(965)
Receivable from related party		(5,801)
Deposits		(3,242)
Accounts payable and accrued expenses		2,900
Payable to related party		(485)
Net cash provided by operating activities		21,478
Net increase in cash		21,478
Cash, beginning of year		150,793
Cash, end of year	$	172,271

See accompanying notes to financial statements.

OCM INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

OCM Investments, LLC (the "Company") is a securities broker-dealer that solely acts as placement agent for the private placement of interests in limited partnerships and other pooled vehicles managed by an affiliated investment adviser, Oaktree Capital Management, L.P. ("Oaktree"). The Company, a wholly-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 30, 2015. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenues from servicing fees are recognized on the accrual basis as earned.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the period from January 1, 2014 to December 31, 2014, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OCM INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Related party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. For the year ended December 31, 2014, fees received by the Company totaled $319,790. Oaktree is the managing member of the Company.

Pursuant to the Company's limited liability agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs.

The Company has a receivable of $5,801 from Oaktree at December 31, 2014.

3. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $137,471, which was $132,471 in excess of its minimum net capital requirement of $5,000.

4. Concentration of credit risk

The Company maintains its cash balances at a financial institution, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

OCM INVESTMENTS, LLC

SUPPLEMENTAL INFORMATION
SCHEDULE 1. COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Member's equity	$	262,006
Less nonallowable assets:		
Prepaid expenses		113,594
Receivable from related party		5,801
Deposits		5,140
		124,535
Net capital	$	137,471
Aggregate indebtedness	$	34,800
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	2,320
Excess net capital ($137,471 - $5,000)	$	132,471

Percentage of aggregate indebtedness to net capital	$ 34,800	
	$ 137,471	25%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

OCM INVESTMENTS, LLC

SUPPLEMENTAL INFORMATION
SCHEDULE 2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member of OCM Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OCM Investments, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k) (2)(i))(the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 30, 2015

OCM Investments, LLC's Exemption Report

OCM Investments, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §15c3-3(k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) throughout the most recent fiscal year ended December 31, 2014 without exception.

OCM Investments, LLC

I, John Edwards, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Financial and Operations Principal
March 30, 2015